REII INCORPORATED AND SUBSIDIARY
	(A DELAWARE CORPORATION)
	Naples, Florida

	FINANCIAL REPORTS
        	AT
	JUNE 30, 2002


REII INCORPORATED AND SUBSIDIARY
(A DELAWARE CORPORATION)
NAPLES, FLORIDA
				TABLE OF CONTENTS

Independent Accountants' Report	                              F-1

Consolidated Balance Sheets at June 30, 2002 (Unaudited)
and December 31, 2001	                                      F-2

Consolidated Statements of Operations for the
Three and Six Months Ended June 30, 2002 and 2001
(Unaudited)	                                              F-3

Consolidated Statements of Cash Flows for the
Six Months  Ended June 30, 2002 and 2001 (Unaudited)	      F-4 - F-5

Notes to Consolidated Financial Statements	              F-6



















			INDEPENDENT ACCOUNTANTS' REPORT




To the Board of Directors
  and Stockholders
REII Incorporated and Subsidiary
(A Delaware Corporation)
Naples, Florida


       We have reviewed the accompanying consolidated balance sheets of REII Incorporated and Subsidiary as of June 30, 2002, the related consolidated statements of operations for the three and six months ended June 30, 2002 and 2001, and the consolidated statements of cash flows for the six months ended June 30, 2002 and 2001. All information included in these consolidated financial statements is the responsibility of the Company's management.

       We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to the financial data and making inquiries of persons responsible for financial accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

       Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

       We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of REII Incorporated and Subsidiary as of December 31, 2001 (presented herein), and the related consolidated statements of changes in stockholders' equity, operations, and cash flows for the year then ended (not presented herein), and in our report dated February 8, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2001 is fairly stated, in all material respects. No auditing procedures have been performed subsequent to the date of our report.




/s/ Rotenberg & Co., LLP


Rotenberg & Co., LLP
Rochester, New York
  July 30, 2002

REII INCORPORATED AND SUBSIDIARY
(A DELAWARE CORPORATION)
Naples, Florida


CONSOLIDATED BALANCE SHEETS
____________________________________________________________________________
                                                  (Unaudited)
                                                  June 30,       December 31,
                                                     2002           2001

ASSETS

Revenue Producing Assets -
  Net of Accumulated Depreciation                $ 698,214       $ 800,629
Cash and Cash Equivalents                           38,292          10,742
Other Current Assets                                13,643           3,183
Tenant Escrow Account                               22,304          51,067
Office Property and Equipment -
  Net of Accumulated Depreciation                    3,767           4,708
____________________________________________________________________________
Total Assets                                     $ 776,220       $ 870,329
____________________________________________________________________________


LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Mortgages Payable - Banks                        $ 434,697       $ 498,153
Mortgages Payable - Stockholder                    178,124         204,383
Accounts Payable and Accrued Expenses               14,461           8,202
Tenant Escrow Liability                             22,304          51,067
Due to Stockholder                                  40,622          43,954
____________________________________________________________________________
Total Liabilities                                  690,208         805,759
____________________________________________________________________________
Stockholders' Equity
Common Stock:
$.001 Par; 20,000,000 Shares Authorized,
4,655,310 Shares Issued and Outstanding             4,655            4,655
Additional Paid-In Capital                        336,381          336,381
Deficit                                          (255,024)        (276,466)
____________________________________________________________________________
Total Stockholders' Equity                         85,012           64,570
____________________________________________________________________________
Total Liabilities and Stockholders' Equity      $ 776,220        $ 870,329
____________________________________________________________________________

REII INCORPORATED AND SUBSIDIARY
(A DELAWARE CORPORATION)
Naples, Florida


CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
____________________________________________________________________________
                                      Three Months       Six Months
                                      Ended June 30,     Ended June 30,

                                     2002       2001      2002      2001
____________________________________________________________________________
Revenues
Rental Income                      $ 33,916  $ 35,578   $ 70,264 $ 71,938
Management Services                   8,225     3,658     10,912    7,479
Commissions                          13,650       400     13,650      400
____________________________________________________________________________
Total Revenues                       55,791    39,636     94,826   79,817
_____________________________________________________________________________

Expenses
Direct Expenses
Depreciation                          7,968     8,244     16,501   17,440
Interest                              9,801    16,007     21,184   32,732
Real Estate Taxes and Insurance       7,286     6,219     14,824   12,438
Repairs and Maintenance               3,748     4,783      5,426    8,238
Other Direct Expenses                 1,276     2,017      3,214    3,714
____________________________________________________________________________
Total Direct Expenses                30,079    37,270     61,149   74,562
____________________________________________________________________________

General and Administrative Expenses   8,493     9,753     17,800   18,931

Bad Debts Expense                     3,600       ---      3,600      ---
____________________________________________________________________________

Total Expenses                       42,172    47,023     82,549   93,493
____________________________________________________________________________

Gain (Loss) Before Other Income
and (Expenses)                       13,619    (7,387)    12,277  (13,676)

Other Income and (Expenses)
Interest and Other Income                44        59         61      136
Gain (Loss) on Sale of Revenue
Producing Assets                      9,104        --      9,104  (16,441)
____________________________________________________________________________
Gain (Loss) Before Provision
for Taxes                            22,767    (7,328)    21,442  (29,981)
Provision for Taxes                     ---       ---        ---      ---
____________________________________________________________________________

Net Income (Loss) for the Period   $ 22,767   $ 7,328)  $ 21,442 $(34,470)
____________________________________________________________________________
Weighted Average Number
of Common Shares Outstanding      4,655,310 4,655,310  4,655,310 4,655,310
____________________________________________________________________________

Income (Loss) Per Common Share -
Basic and Diluted                   $  0.01   $ (0.00)   $  0.01   $ (0.01)

REII INCORPORATED AND SUBSIDIARY
(A DELAWARE CORPORATION)
Naples, Florida


CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
____________________________________________________________________________

 Six Months Ended June 30,                           2002          2001
____________________________________________________________________________

Cash Flows from Operating Activities

Net Income (Loss) for the Period                  $ 21,442      $(29,981)

Adjustments to Reconcile Net Income (Loss)
for the Period to Net Cash Flows from
Operating Activities:
Depreciation                                        17,442        18,492
(Gain) Loss on Sale of Revenue Producing Assets     (9,104)       16,441

Changes in Assets and Liabilities:
Other Current Assets                               (10,460)       (1,786)
Accounts Payable and Accrued Expenses                6,259       (12,354)
____________________________________________________________________________
Net Cash Flows from Operating Activities            25,579        (9,188)
____________________________________________________________________________

Cash Flows from Investing Activities
Acquisition of Office Equipment                        ---          (624)
Improvements to Income Producing Properties         (1,682)       (1,542)
Proceeds from Sale of Revenue Producing Assets       9,698        97,167
Proceeds from Insurance Company for Replacement of
Damaged Revenue Producing Asset                      3,200           ---
____________________________________________________________________________
Net Cash Flows from Investing Activities            11,216        95,001
____________________________________________________________________________

Cash Flows from Financing Activities
Repayment of Mortgages                              (5,913)      (95,012)
Change in Due to Stockholder                        (3,332)       (2,024)
____________________________________________________________________________

Net Cash Flows from Financing Activities            (9,245)      (97,036)
____________________________________________________________________________

Net Increase (Decrease) in Cash and
Cash Equivalents                                    27,550       (11,223)

Cash and Cash Equivalents - Beginning of Period     10,742        18,113
____________________________________________________________________________

Cash and Cash Equivalents - End of Period         $ 38,292       $ 6,890

REII INCORPORATED AND SUBSIDIARY
(A DELAWARE CORPORATION)
Naples, Florida


CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
____________________________________________________________________________
Six Months Ended June 30,                          2002          2001
____________________________________________________________________________

SUPPLEMENTARY DISCLOSURES

Interest Paid                                    $ 21,663     $ 35,565
Income Taxes Paid                                $    ---     $    ---
____________________________________________________________________________
NON-CASH INVESTING AND FINANCING ACTIVITIES
____________________________________________________________________________

Disposal of Revenue Producing Assets:
   Reduction of Mortgage (Banks) Financing       $ 58,749    $ 208,408
   Reduction of Mortgage (Stockholder) Financing $ 25,053    $  69,683
   Net Book Value of Disposed Revenue
   Producing Assets                              $ 84,396    $ 393,664
____________________________________________________________________________

REII INCORPORATED AND SUBSIDIARY
(A DELAWARE CORPORATION)
Naples, Florida


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
____________________________________________________________________________

Note A -        Basis of Presentation
	The condensed consolidated financial statements of REII Incorporated and Subsidiary (the "Company") included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in conjunction with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed financial statements should be read in conjunction with the annual audited financial statements and the notes thereto included in the Company's Form 10-KSB, and other reports filed with the SEC.

        The accompanying unaudited interim financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year as a whole. Factors that affect the comparability of financial data from year to year and for comparable interim periods include the acquisition and disposition of income producing properties, mortgage refinancing, and general and administrative costs required to meet SEC reporting obligations. Certain financial information that is not required for interim financial reporting purposes has been omitted.

Note B -	Principles of Consolidation
	The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Ricketts Enterprises International, Inc. ("REI"). All significant intercompany balances and transactions have been eliminated in consolidation. The former wholly owned subsidiary, Ricketts Enterprises of Naples, Inc. ("RENI"), was dissolved in 2001 as discussed in Note C.

Note C -	Other Matters
Dissolution of Subsidiary
RENI, the Company's former wholly owned subsidiary, was dissolved in 2001. The subsidiary was originally acquired in 2000 for the purpose of acquiring revenue producing assets consisting of six residential properties and one commercial office property. Three of the residential properties were sold to independent third parties in the fourth quarter of 2000. Two of the residential properties were sold to independent third parties in the first quarter of 2001. In 2001, the net assets of the remaining residential property were transferred to REI and the net assets of the commercial office property located at 1051 Fifth Avenue North in Naples, Florida were transferred back to Garfield Ricketts, a 62% stockholder. The net loss on the disposal of the revenue producing assets in 2001 in the amount of $16,441 is reported in the Other Income and Expenses component of continuing operations in the consolidated statement of operations.

Reclassifications
	Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

                                  PART 11


REII INCORPORATED AND SUBSIDIARY
____________________________________________________________________________
Item 1. N/A

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue Sources

The company generates revenue primarily from the rental of residential property, representing approximately 85% of total revenues and real estate management services and commissions, representing approximately 15% of total revenues. The Company plans to increase revenues by acquiring existing and/or developing new residential properties and commercial real estate.

Financial Condition and Liquidity

The Company's long-term debt to capital (long-term debt and stockholders' equity) ratio at June 30, 2002 and December 31, 2001 was 87.7% and 91.6%, respectively.

The Company's source of working capital is from rental operating activities and prior capital contributions from stockholders. The Company has not borrowed any moneys from financial institutions for working capital needs. All debts of the Company are first mortgages on income producing properties.

Net cash provided by operating activities for the six month periods ended
June 30, 2002 and 2001 was positive $25,579 and negative $9,188, respectively. The negative cash flow in 2001 was primarily due to payment of current liabilities. The positive cash flow in 2002 was primarily due to the increase in real estate management services and commissions revenues.

Market Risk and Contingent Liabilities

The Company is exposed to financial market risk due to changes in interest rates. The Company does not engage in speculative or leveraging transactions, nor does it hold or issue financial instruments for trading purposes.

The nature and amount of the Company's debt may vary as a result of future business requirements, market conditions and other factors. Currently, all of the Company's debts are first mortgages, collateralized by the respective income producing properties. Fluctuations in interest rates may affect the fair value of the Company's debt. At June 30, 2002, the carrying value of long-term debt approximated fair value based upon current market rates for the same or similar debt issues.

Management of the Company believes that there are no commitments, uncertainties, or contingent liabilities that will have a materially adverse effect on the consolidated financial position or operations of the Company and is of the opinion that inflation has not and will not have a material effect on operations.


REII INCORPORATED AND SUBSIDIARY
____________________________________________________________________________

Capital Expenditures, Dispositions and Financing Requirements

There were no real property acquisitions during the six month periods ended June 30, 2002 and 2001.

In the first quarter of 2001, the Company sold two of the former RENI subsidiary properties to independent third parties; transferred one to the Company's wholly owned subsidiary, Ricketts Enterprises International, Inc.; and transferred one back to Garfield Ricketts, a 62% stockholder. The Company recorded a loss on the disposal of assets in the three month period ended March 31, 2001 of $16,441. The RENI subsidiary was subsequently dissolved in 2001.

In the second quarter of 2002, the Company sold a revenue producing property to an independent third party. The Company recorded a gain on the disposal of the asset in the three month period ended June 30, 2002 of $9,104.

Capital expenditures for improvements to income producing properties during the six month periods ended June 30, 2002 and 2001 totaled $1,681 and $1,542, respectively.

Capital expenditures for office equipment additions during the six month periods ended June 30, 2002 and 2001 totaled $ -0- and $624, respectively.

Net cash provided by investing activities for the six month periods ended June 30, 2002 and 2001 was $11,216 and $95,001, respectively, and was due to the proceeds received from the sale of revenue producing assets.

Net cash used in financing activities for the six month periods ended
June 30, 2002 and 2001 was $9,245 and $97,036, respectively. The fluctuation is primarily due to the pay-off of mortgages on revenue producing assets in 2001.

The Company will require funds to acquire additional income producing properties and/or real estate related entities. The Company will seek to borrow funds from financial institutions and raise money through the offering of its common stock. Management believes that the Company can continue to operate and meet its obligations via working capital from operating activities.

REII INCORPORATED AND SUBSIDIARY
____________________________________________________________________________

Six Months Ended June 30, 2002 Compared With Six Months Ended June 30, 2001 Net Income (Loss)
The Company reported net income of $21,442 for the six months ended June 30, 2002, compared to a net loss of $29,981 for the six months ended June 30, 2001.The loss in 2001 was primarily due to expenses incurred to dispose of revenue producing assets and depreciation and maintenance of the revenue producing assets. The net income in 2002 was primarily due to the increase in real estate management services and commissions revenue and a realized gain on the sale of revenue producing assets.

Revenues
Total revenues for the six months ended June 30, 2002 increased by $15,009 (18.8%) to $94,826 from $79,817 for the six months ended June 30, 2001. The increase was due primarily to an increase in real estate management services and commissions revenue.

Direct Expenses
Direct expenses for the six months ended June 30, 2002 decreased by $13,413 (18.0%) to $61,149 from $74,562 for the six months ended June 30, 2001. The decrease was due primarily to the decrease in interest expense because three mortgages were paid off in full during the fourth quarter of 2001, a decrease in the interest rate on the bank mortgages, and a decrease in the repairs and maintenance expense on the revenue producing assets in 2002.

General and Administrative Expenses
General and administrative expenses for the six months ended June 30, 2002 decreased by $1,131 (6.0%) to $17,800 from $18,931 for the six months ended June 30, 2001. The decrease was due primarily to the decrease in legal fees incurred.

Bad Debt Expense
The Company reported $3,600 in bad debts expense for the six months ended June 30, 2002, compared to $-0- in bad debts expense for the six months ended June 30, 2001. The expense in 2002 was due to the write off of rental income receivables.

Other Income and Expenses
Included in other income and expenses for the six months ended June 30, 2002 and 2001 is a gain on the sale of a revenue producing asset in 2002 in the amount of $9,104 and a loss on the sale of revenue producing assets in 2001 in the amount of $16,441, respectively.

Income Taxes
There was no provision for income tax for the six months ended June 30, 2002 and 2001. In 2002, the Company had sufficient net operating loss carryforwards to offset the net income of $21,442. The Company was operating at a loss during 2001.

REII INCORPORATED AND SUBSIDIARY
____________________________________________________________________________

Three Months Ended June 30, 2002 Compared With Three Months Ended June 30, 2001

Net Income (Loss)
The Company reported net income of $22,767 for the three months ended June 30, 2002, compared to a net loss of $7,328 for the three months ended June 30, 2001. The loss in 2001 was primarily due to depreciation and maintenance of the revenue producing assets. The income in 2002 was primarily due to increases in real estate management services and commissions revenue and a realized gain on the sale of revenue producing assets.

Revenues
Total revenues for the three months ended June 30, 2002 increased by $16,155 (40.8%) to $55,791 from $39,636 for the three months ended June 30, 2001. The increase was due primarily to an increase in real estate management services and commissions revenue.

Direct Expenses
Direct expenses for the three months ended June 30, 2002 decreased by $7,191 (19.3%) to $30,079 from $37,270 for the three months ended June 30, 2001. The decrease was due primarily to the decrease in interest expense because three mortgages were paid in full during the fourth quarter of 2001, a decrease in the interest rate on the bank mortgages, and a decrease in the repairs and maintenance expense on revenue producing assets in 2002.

General and Administrative Expenses
General and administrative expenses for the three months ended June 30, 2002 decreased by $1,260 (12.9%) to $8,493 from $9,753 for the three months ended June 30, 2001. The decrease was due primarily to the decrease in legal fees incurred.

Bad Debt Expense
The Company reported $3,600 in bad debts expense for the three months ended June 30, 2002, compared to $-0- in bad debts expense for the three months ended June 30, 2001. The expense in 2002 was due to the write off of rental income receivables.

Other Income
The Company reported $9,148 in interest and other income for the three months ended June 30, 2002, compared to $59 in interest and other income for the three months ended June 30, 2001. The increase in other income in 2002 consisted of the gain on the disposal of one income producing property.

Income Taxes
There was no provision for income tax for the three months ended June 30, 2002 and 2001. In 2002, the Company had sufficient net operating loss carryforwards to offset the net income of $22,767. The Company was operating at a loss during 2001.